Exhibit 4.2
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the common stock of MillerKnoll, Inc. (the “Company”). This summary does not purport to be complete in all respects and is subject to and qualified in its entirety by reference to the Company’s Restated Articles of Incorporation and Amended and Restated Bylaws, each of which are filed as exhibits to the Annual Report on Form 10-K of which this exhibit is a part.

Authorized Capital Stock

The Company’s authorized capital stock consists of 240,000,000 shares of common stock and 10,000,000 shares of preferred stock.

Dividend and Liquidation Rights

Subject to the prior rights of the holders of shares of preferred stock that may be issued and outstanding, if any, the holders of common stock are entitled to receive:

a.dividends when, as, and if declared by the Company’s Board of Directors out of funds legally available for the payment of dividends; and

a.in the event of dissolution of the Company, to share ratably in all assets remaining after payment of liabilities and satisfaction of the liquidation preferences, if any, of then outstanding shares of preferred stock, as provided in the Restated Articles of Incorporation.

Voting Rights

Each holder of common stock is entitled to one vote for each share held of record on all matters presented to a vote at a shareholders meeting, including the election of directors. Holders of common stock have no cumulative voting rights.

The Company’s Restated Articles of Incorporation provide that the Company’s Board of Directors be divided into three classes of nearly equal size, with the classes to hold office for staggered terms of three years each.

The Company’s Amended and Restated Bylaws provide that each director will be elected by the majority of the votes cast with respect to that director’s election at any meeting of shareholders for the election of directors, other than a contested election. A majority of the votes cast means that the number of votes cast “for” a director’s election exceeds the number of votes “withheld” with respect to that director’s election. In a contested election, each director will be elected by a plurality of the votes cast with respect to that director’s election at the meeting. An election is considered contested if the number of nominees exceeds the number of directors to be elected at that meeting.

In an uncontested election of directors, any nominee for director who is already serving as a director and receives a greater number of votes “withheld” from his or her election than votes “for” his or her election (a “Majority Against Vote”) is required to promptly tender his or her resignation. Abstentions and broker non-votes are not counted as votes cast either “for” or “withheld” with respect to that director’s election. The Governance and Corporate Responsibility Committee of the Company’s Board of Directors will then promptly consider the resignation submitted by a director receiving a Majority Against Vote, and that Committee will recommend to the Board whether to accept the tendered resignation or reject it.

The Board will act on the Committee’s recommendation no later than 90 days following the date of the shareholders’ meeting at which the election occurred. In considering the Committee’s recommendation, the Board will consider the factors considered by the Committee and such additional information and factors the Board believes to be relevant. The Company will promptly publicly disclose the Board’s decision whether to accept the resignation as tendered, including a full explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation. Any director who tenders a resignation pursuant to

Exhibit 4.2
those procedures may not participate in the Committee recommendation or the Board consideration regarding whether to accept the tendered resignation.

Listing

The Company’s common stock is currently traded on the Nasdaq Global Select Market under the symbol “MLKN.”

Applicable Anti-Takeover Provisions

The Company’s Restated Articles of Incorporation and Amended and Restated Bylaws contain provisions that could have an anti-takeover effect. Some of the provisions also may make it difficult for shareholders to replace incumbent directors with new directors who may be willing to entertain changes that shareholders may believe will lead to improvements in the combined company’s business.

Other

All of the outstanding shares of the Company’s common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase or subscribe for any additional shares of common stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to the Company’s common stock.

The transfer agent for the Company’s common stock is Computershare, P.O. Box 43021, Providence, Rhode Island 02940.